Filed by Perfect Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Provident Acquisition Corp.

Commission File No. 001-39860

Date: March 3, 2022

Provident Acquisition & Perfect Corp.

Business Combination Announcement

Webcast Transcript

MICHAEL AW, CEO & CFO of Provident Acquisition Corp:

Hello, everyone. We are excited to present our business combination with an innovative software-as-a-service company that is transforming the global beauty and fashion industry with world-class AI & AR technologies.

My name is Michael Aw and I am the CEO and CFO of Provident Acquisition Corp. With great honor and pleasure, I would like to introduce our partners at Perfect Corp, Alice Chang, and Louis Chen.

Alice is the founder and CEO of Perfect Corp. Prior to founding Perfect, Alice served as the CEO of CyberLink, a publicly-listed multimedia and software company on the Taipei Exchange, for 18 years from 1997 to 2015. Before that, she served as the CFO of Trend Micro and an investment consultant at CitiCorp. She holds an MBA from the UCLA.

Louis is the SVP and CSO of Perfect Corp. Previously, he led global strategic partnerships and corporate development at CyberLink for over 12 years. He holds a master’s degree in computer science from the National Taiwan University.

Before we go into the details of our business combination, allow me to give you a brief background of Provident Acquisition Corp. Our team is comprised of entrepreneurs with extensive experience in founding and growing innovative businesses to scale. We have a successful track record of delivering superior returns to shareholders and in successfully investing in technology unicorns across Asia. In addition to our technology knowhow, we have an established network and in-depth domain expertise in the global cosmetics and beauty industry.

Before choosing Perfect Corp. as our business combination partner, we evaluated over 80 other technology companies, but have found Perfect Corp. the most attractive in terms of dominant global market leadership, technology disruption potential, attractive financial profile, and valuation.

I will let Alice give you an overview of Perfect Corp.’s operations and financials.

ALICE CHANG, Founder and CEO of Perfect Corp.:

Thank you, Michael.

Perfect Corp. is a leading provider of augmented reality and artificial intelligence Software-as-a-Service solutions to the beauty and fashion industries. Since our inception in 2015, we have licensed beauty AR and AI SaaS solutions to over 420 beauty brands across over 80 countries globally, covering 19 of the world’s top global 20 beauty groups. Our solutions power over 10 billion annual virtual try-ons of consumer products in merchandise categories including cosmetics, skincare, hair colors, and fashion accessories.

With our industry-leading beauty and fashion database, we maintain strong retention of existing customers and upsell our solutions across product divisions and geographic regions. For our top 100 beauty brand clients, our average net dollar retention rate is 155%, and our annual retention is 94%. Through a combination of new customer acquisition and upselling to existing customers, we generated a 63% revenue CAGR from 2018 to 2020 while maintaining an efficient cost structure, as evident by our Customer Lifetime Value to Customer Acquisition Cost ratio of 8.4x, which we believe compares very favorably to our peers.

Within a short 6-year time span, we have grown our company by leaps and bounds. As we introduce innovative AR and AI technologies to the market, our client roster continues expanding. We now serve over 420 brands globally. Meanwhile, as we extend our virtual try-on categories from cosmetics, skincare, and hair color, to now cover eyewear, fashion, jewelry, and accessories, our SKU database also keeps growing. Our database currently houses over 370 thousand SKUs, and that number is rapidly growing. This also serves as one of our key differentiators and business moats, as it is not something anyone can replicate overnight, and why many of the global tech giants have chosen to partner with us rather than compete with us, which I will go into more detail later.

Our proven technology and track record of servicing the world’s leading brands have earned universal endorsement, as evidenced by our roster of world-class strategic investors including Goldman Sachs, Snap, and Alibaba.

So why would the world’s top beauty brands choose Perfect Corp.? This is simple. It is because Perfect has a proven and easily quantifiable track record of value creation for our clients. By leveraging technology to eliminate time constraints and physical distance, we bring consumers and brands together, anytime, anyplace. As a result, we help customers improve consumer engagement by every metric we have tracked, including time spent on site, add-to-carts, and purchase conversion. Most importantly, we increase sales, which one of our key clients has reported to be up by 85% since engaging Perfect.

So, what makes our AR and AI solutions so appealing and attractive to consumers during their shopping experiences?

First, because it is convenient. Consumers can try on cosmetics, skincare, eyewear, and a slew of other products instantaneously, anytime and anywhere, without time or physical constraints. They can effortlessly try on new looks with a simple finger tap. Gone are the days of sitting at a mirror, spending 10 minutes putting on foundation and lipstick, 5 minutes wiping them off if you don’t like the look, then another 10 minutes putting on a different set of cosmetics.

Second, because it is personal. With our solution, consumers are in the driver’s seats of their own shopping experience. What looks good in a magazine or a catalog may not look good on you. Consumers want to buy products that work the best for their own unique skin types, skin tones, and hair styles. Our solution allows consumers to see what products look like on them, and not on a magazine model.

Third, because it is fun and enjoyable. With our AR and AI-powered SaaS solutions, we combine shopping and entertainment, which we call shoppertainment. With a simple swipe, consumers can experiment with an endless array of looks, ranging from professional to bohemian, from classy to punk, from conservative to rebellious, and from conventional to adventurous. All they have to do is face their phone cameras and virtually try on beauty and fashion products of their heart’s desire. With our AR and AI solutions, consumers can painlessly try on products that they may never dream of wearing in real life, such as a sky-blue hair color or a cabbage green lipstick.

Fourth, because it is omni-channel, it is everywhere. Consumers no longer have to limit their shopping experience to any single retail channel. Instead, they want access to a wide variety of shopping formats, including in store, online, and mobile. They also want a consistent experience across all channels, including physical stores, company websites, e-commerce apps, social media, short video, livestreaming, and their own mirrors. For example, while consumers are watching videos on YouTube or checking out the latest post from their favorite KOL on Instagram, they can simply turn on their mobile phone camera to try on the same products and see how it matches with their own facial aesthetics, regardless of differences in skin type, pigmentation, and hair styles.

As an investor, why should you consider investing in Perfect Corp.? There are quite a few good reasons.

1.	We are the market leader in transforming the consumer shopping experience through AR and AI technologies.

2.	We empower our large and loyal client base of the world’s leading brands to increase sales.

3.	We have a track record of success in delivering value for our clients

4.	We show strong revenue growth and expanding profit margins.

5.	We have a professional management team with demonstrated execution capabilities.

We are also the recognized market leader in providing AR and AI SaaS solutions to beauty brands. We serve 19 out of the top 20 beauty groups.

As beauty brands derive an increasing portion of their sales from online channels, their demand for our SaaS solutions grows in tandem. It is estimated that beauty brands’ revenue contribution from online channels have increased by over 2.4-fold in the last 2 years. The COVID-19 pandemic has accelerated the migration and habit formation of consumer shopping to online channels, which in turn fuels the long-term demand growth for our solutions.

Virtual product try-ons are now a necessity for beauty brands that want to retain their customers and engage them digitally, especially Gen-Z customers who grew up with mobile devices.

As we serve an increasing number of brands and consumers, we have accumulated the beauty industry’s largest database, which helps us continually improve our technology and services. As a result, we exhibit strong upsell, as evident by our increase in recurring revenues from clients by multiple folds over time. Our average Net Dollar Retention Rate was 155% between 2018 to 2020, which is very strong for a SaaS company. Our clients also increasingly rely on us over time, which has manifested through our 94% average annual client retention rate from 2017-2020.

Not only are beauty brands attracted to our solutions, but e-commerce, social media, and entertainment platforms are also flocking to us for strategic partnerships. Our solutions are now integrated into the world’s leading internet platforms including (i) Google’s Search and YouTube, (ii) Meta’s Instagram, (iii) Snapchat, (iv) Alibaba’s Taobao and Tmall and (v) WeChat Mini-Program. This means that Perfect offers beauty brands one-stop AR solutions for all the relevant global online platforms to attract, engage, and retain their consumers.

Our integration with the world’s most popular technology and consumer platforms has furnished us with a high barrier to entry to fend off potential competition, as it will take substantial R&D and time for any new market entrant to replicate what we have accomplished.

The cornerstone of our competitive advantage is our technology prowess in AR and AI. Our intellectual property is protected with 44 patents and patents pending. Our 200-point real-time facial landmarks and real-time live 3,900-landmark 3D mesh makes our tracking extremely accurate and life-like, regardless of user movement. We support more than 10 makeup textures and 90 thousand skin tones, far more than anyone else in the industry. We painstakingly built this capability through 10 million training data sets. This is something that takes a long time to acquire and cannot be replicated overnight, which serves as one of our key business moats. Our technology uniquely enables us to serve users of all the ethnicities and skin tones, empowering world-class brands to do business around the world.

While we execute our corporate mission of powering the digitalization of the beauty industry, we also give priority to our ESG initiatives. In 2021, our virtual try-on technology was named the Green Product of the Year by the Business Intelligence Group’s BIG Award for Business for its impact.

Our technologies are inherently friendly to the environment. By reducing product waste, preventing overconsumption, and reducing product returns and packaging waste, we minimize cosmetics and skincare products’ negative impact on the environment and support the beauty industry’s eco-friendly practices. Our technology not only has a direct impact on the sustainability of the industry as a whole, but also empowers our partner brands to achieve their ESG goals and extends the market reach of environmentally conscious brands to solicit widespread consumer support.

Our technology is also highly adaptive and extensible, paving multiple growth avenues for our business.

First and foremost, is to deepen our penetration within the top 20 beauty groups by effectively cross-selling and upselling additional SaaS solutions to sister brands within the groups. As we enable more SKUs across all merchandise categories, we envision tremendous potential for revenue growth from existing customers.

Second, we can expand our market reach and capitalize on the long tail of independent beauty brands, which remains a largely untapped market opportunity for digitalization.

Third, we can extend our product capabilities to cover new verticals beyond beauty and fashion. We will explain this in a bit more detail on the next slide.

Fourth, we can pursue synergistic investment opportunities to accelerate our vertical and geographic expansion.

Beyond the beauty industry, we are exploring opportunities in additional verticals including fashion, jewelry, accessories, apparel, hair salons, dentistry, cosmetic surgery, live streaming, and video conferencing, which represents significant white space for AR and AI technology adoption. Our technological focus to date is on the human face, which is by far the most complex and technologically demanding given our natural-born visual sensitivities. With leading technology on the human face, we can easily expand into other verticals and offer a complete solution. For example, we can instantaneously combine facial makeup with fashion apparel for a complete look. This is not something that our peers who began in fashion or other verticals can do.

Supported by our advanced technology and meticulous execution capabilities, we have been able to produce a track record of generating strong organic growth while maintaining a very efficient cost structure. We achieved a 63% revenue CAGR from 2018 to 2020, and are expecting to achieve a 42% CAGR in revenue from 2021 to 2023. At the same time, we have maintained a high gross profit margin of around 94%. We expect to achieve over $100 million dollars in revenue while exceeding a 30% adjusted EBITDA margin by 2024.

What makes our company strong is our people. We have an executive team with extensive experience in technology development, business operations, and financial management. In addition, many of our executives have a vast educational background and work experience in the international markets. With a global vision and a strong dedication, we are well-positioned to capitalize on the tremendous opportunities ahead and generate superior shareholder returns.

With that, I will turn back to Michael to provide transaction details of our business combination.

MICHAEL AW, CEO & CFO of Provident Acquisition Corp:

Our business combination agreement sets Perfect’s enterprise value at $1.02 billion, which implies 16.9x EV/sales in 2022 and 12.0x EV/sales in 2023. Both valuation multiples are at a significant discount to peers.

The transaction is expected to provide Perfect with about $300 million in proceeds, including $230 million currently held in trust by Provident, $55 million from the Forward Purchase Agreement, and close to $50 million from a concurrent PIPE transaction.

Post-transaction on a pro forma basis, existing shareholders will own 72% of the combined company, public investors will own 20%, PIPE investors 4%, and SPAC promoters 4%.

This concludes our announcement and presentation today. We look forward to having close dialogs with you in the future.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect and Provident. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity, number of customers or user and market share, the capability of Perfect’s technology, Perfect’s business plans including its plans to expand globally, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Perfect’s partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect and Provident’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect and Provident’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect or Provident to predict these events or how they may affect Perfect or Provident. In addition, there will be risks and uncertainties described in the proxy statement / prospectus relating to the proposed transaction, which is expected to be filed by Perfect with the SEC and other documents filed by Perfect or Provident from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither Perfect nor Provident can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against Perfect or Provident, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of Provident, default in any forward purchase agreement or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of Perfect or Provident as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with brands, customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Perfect’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; unforeseen developments in the relatively new and rapidly evolving markets in which Perfect operates, competition in the markets in which Perfect operates or plans to operate, including with competitors who have significantly more resources; ability to retain and expand sales to existing brand customers and individual app users or attract new brand customers and new app users, or if users decrease their level of engagement with our brand customers or Perfect’s apps; ability to monetize Perfect’s apps to generate sustainable revenue; ability to make continued investments in Perfects AI and AR-powered technologies; the need to attract, train and retain highly-skilled technical workforce; reliance on certain platforms for payment processing; user misconduct or misuse of Perfect’s apps; security breaches of improper access to data or user data; reliance on a limited number of cloud storage service providers; reliance on third-party proprietary or open-source software; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of brand partners for a significant portion of Perfect’s revenue; use of a dual-class structure by the combined company; interests of certain Perfect shareholders may differ from those of investors in the combined company; internal control over financial reporting and ability to remediate any significant deficiencies or material weaknesses; changes in laws and regulations related to privacy, cybersecurity and data protection; ability to enforce, protect and maintain intellectual property rights; geopolitical, regulatory and other risks associated with Perfect’s operations in the Republic of China and the People’s Republic of China; and other risks and uncertainties set forth in the section entitled “Risk Factors” in the registration statement on Form F-4 to be filed by Perfect with the SEC and those included under the heading “Risk Factors” in the final prospectus for Provident’s initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, and its annual report on Form 10-K for year ended December 31, 2020 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither Perfect nor Provident presently knows or that Perfect and Provident currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, Provident, their respective directors, officers or employees or any other person that Perfect and Provident will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Perfect and Provident as of the date of this communication. Subsequent events and developments may cause those views to change. Except as required by applicable law, neither Perfect nor Provident has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect or Provident as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

For additional information on the proposed business combination, see Provident’s Current Report on Form 8-K, which has been filed on March 3, 2022. In connection with the proposed transaction, Perfect will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to Perfect’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Provident to vote on the proposed transaction. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, shareholders of Provident, investors and other interested persons are advised to read CAREFULLY IN their ENTIRETY, when available, the preliminary proxy statement / prospectus (including any amendments thereto), as well as other documents to be filed with the SEC, because these documents will contain important information about Perfect, Provident and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement / prospectus to be included in the registration statement will be mailed to shareholders of Provident as of a record date to be established for voting on the proposed transaction. The preliminary and definitive proxy statement / prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

Participants in Solicitation

Perfect and Provident and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Provident and their ownership is set forth in Provident’s filings with the SEC, including Provident’s final prospectus for its initial public offering, filed pursuant to Rule 424b(4) on January 8, 2021, its Form 10-K for the year ended December 31, 2020 and subsequent filings under section 16 of the Exchange Act or on Form 10-Q. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Provident’s shareholders in connection with the proposed transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when those are filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: info@providentgrowth.com.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Perfect or Provident, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.